Cm

04002736

SE(... COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 25 2004 WASH., D.C.

SEC FILE NUMBER
8- 40329

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2003 (MM/DD/YY) AND ENDING DECEMBER 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ND CAPITAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 NORTH MAIN STREET
(No. and Street)

MINOT (City) ND (State) 58703-3189 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT WALSTAD (701) 852-5292
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRADY, MARTZ & ASSOCIATES, P.C.
(Name – *if individual, state last, first, middle name*)

24 WEST CENTRAL (Address) P.O. BOX 848 MINOT (City) ND (State) 58701 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 03 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ROBERT WALSTAD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ND CAPITAL, ONC., as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

CARLA BROWN
Notary Public - North Dakota
Ward County
My Commission Expires February 28, 2004

Carla Brown 2/24/04
Notary Public

Signature

Pres 2/24/04
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ND CAPITAL, INC.

(A WHOLLY-OWNED SUBSIDIARY OF
INTEGRITY MUTUAL FUNDS, INC.)

FINANCIAL STATEMENTS

AS OF

DECEMBER 31, 2003 AND 2002

WITH

INDEPENDENT AUDITOR'S REPORT

ND CAPITAL, INC.
(A WHOLLY-OWNED SUBSIDIARY
OF INTEGRITY MUTUAL FUNDS, INC.)

TABLE OF CONTENTS

BRADY MARTZ
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
ND Capital, Inc.
Minot, North Dakota 58701

We have audited the accompanying balance sheets of ND Capital, Inc. (a wholly-owned subsidiary of Integrity Mutual Funds, Inc.) as of December 31, 2003 and 2002 and the related statements of operations, stockholders' equity and cash flows for the years then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ND Capital, Inc. as of December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. This information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brady, Martz & Associates

BRADY, MARTZ & ASSOCIATES, P.C.

February 17, 2004

BRADY, MARTZ & ASSOCIATES, P.C.
24 West Central P.O. Box 848
Minot, ND 58702-0848 (701) 852-0196 · Fax (701) 839-5452
OTHER OFFICES: Grand Forks, ND Bismarck, ND Thief River Falls, MN

ND CAPITAL, INC.
(A WHOLLY-OWNED SUBSIDIARY OF INTEGRITY MUTUAL FUNDS, INC.)
BALANCE SHEETS
DECEMBER 31, 2003 AND 2002

ASSETS

	2003	2002
CURRENT ASSETS		
Cash and cash equivalents	$ 283,092	$ 122,427
Accounts/commissions receivable	53,439	43,821
Securities available-for-sale	0	81,224
Total current assets	$ 336,531	$ 247,472
OTHER ASSETS		
Clearing deposit	$ 25,140	$ 24,492
Deferred sales commissions	727,886	1,159,165
Total other assets	$ 753,026	$ 1,183,657
TOTAL ASSETS	$ 1,089,557	$ 1,431,129

LIABILITIES AND STOCKHOLDERS' EQUITY

	2003	2002
CURRENT LIABILITIES		
Commissions and fees payable	$ 15,653	$ 19,089
STOCKHOLDERS' EQUITY		
Common stock - 50,000,000 shares authorized, .001 par value; 4,004,981 shares issued and outstanding	$ 4,005	$ 4,005
Additional paid-in capital	4,233,642	4,154,241
Accumulated deficit	(3,163,743)	(2,721,094)
Accumulated other comprehensive loss	0	(25,109)
Total stockholders' equity	$ 1,073,904	$ 1,412,043
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,089,557	$ 1,431,129

SEE NOTES TO FINANCIAL STATEMENTS

ND CAPITAL, INC.
(A WHOLLY-OWNED SUBSIDIARY OF INTEGRITY MUTUAL FUNDS, INC.)
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002 (Restated)
INCOME		
Interest and dividends	$ 1,804	$ 1,094
Fees	362,609	321,161
Commissions and underwriting fees	280,297	390,387
Loss from sale of investments	(12,786)	0
Total income	$ 631,924	$ 712,642
EXPENSES		
Commissions and fees	$ 268,152	$ 390,501
Professional fees	5,250	4,950
Advertising and promotion	18,034	22,446
Printing and postage	13,392	13,618
Dues, fees, registration	10,181	8,689
Salaries	90,902	138,305
Payroll taxes	11,035	16,025
Travel	26,582	24,696
Other expenses	40,546	43,445
Amortization of deferred sales commissions	376,387	490,205
Total expenses	$ 860,461	$ 1,152,880
LOSS BEFORE INCOME TAX BENEFIT	$ (228,537)	$ (440,238)
INCOME TAX BENEFIT	90,000	173,000
NET LOSS	$ (138,537)	$ (267,238)

SEE NOTES TO FINANCIAL STATEMENTS

ND CAPITAL, INC.
(A WHOLLY-OWNED SUBSIDIARY OF INTEGRITY MUTUAL FUNDS, INC.)
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive loss	Total
Balance, December 31, 2001	$ 4,005	$ 4,154,241	$(2,043,415)	$ 0	$ 2,114,831
Comprehensive income (loss):					
Net loss - Restated	0	0	(267,238)	0	(267,238)
Change in unrealized loss on securities available-for-sale	0	0	0	(25,109)	(25,109)
Total compenhensive loss - Restated					(292,347)
Dividends - Restated	0	0	(410,441)	0	(410,441)
Balance, December 31, 2002	$ 4,005	$ 4,154,241	$(2,721,094)	$ (25,109)	$ 1,412,043
Net loss	0	0	(138,537)	0	(138,537)
Change in unrealized loss on securities available-for-sale	0	0	0	25,109	25,109
Total compenhensive loss					(113,428)
Capital contribution	0	79,401	0	0	79,401
Dividends paid	0	0	(304,112)	0	(304,112)
Balance, December 31, 2003	$ 4,005	$ 4,233,642	$(3,163,743)	$ 0	$ 1,073,904

ND CAPITAL, INC.
(A WHOLLY-OWNED SUBSIDIARY OF INTEGRITY MUTUAL FUNDS, INC.)
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002 (Restated)
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (138,537)	$ (267,238)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Amortization	376,387	490,205
Loss on the sale of investments	12,786	0
Effects on operating cash flows due to changes in:		
Deferred tax benefit	0	448,544
Accounts/commissions receivable	(9,618)	(97)
Clearing deposit	(648)	(1,739)
Commissions and fees payable	(3,436)	(5,805)
Sales commissions capitalized	54,892	(188,937)
Net cash provided by operating activities	$ 291,825	$ 474,933
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from the sale of investments	$ 93,551	$ 0
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contribution	$ 79,401	$ 0
Dividends	(304,112)	(410,441)
Net cash used by financing activities	$ (224,711)	$ (410,441)
NET INCREASE IN CASH AND CASH EQUIVALENTS	$ 160,665	$ 64,492
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	122,427	57,935
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 283,092	$ 122,427

SEE NOTES TO FINANCIAL STATEMENTS

ND CAPITAL, INC.
(A WHOLLY-OWNED SUBSIDIARY OF INTEGRITY MUTUAL FUNDS, INC.)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

The nature of operations and significant accounting policies of ND Capital, Inc. are presented to assist in understanding the Company's financial statements.

Nature of operations - ND Capital, Inc. is a wholly-owned subsidiary of Integrity Mutual Funds, Inc. (Parent). The Company's primary business is as the principal underwriter and distributor of ND Tax Free Fund, Inc., Montana Tax Free Fund, Inc., South Dakota Tax Free Fund, Inc., and Integrity Fund of Funds, Inc. The company receives fees from the funds as underwriter as well as commission income for investments sold in the funds and other securities.

Cash and cash equivalents are distinguished based on liquidity. Cash and cash equivalents consist of money market and active asset accounts.

Securities available-for-sale - The Company has implemented FASB No. 115 on accounting for certain investments in equity securities. As a result of this accounting policy, investments in marketable securities are recorded at fair value. Fair values are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. For purposes of calculating realized gains on losses, cost is determined using the specific identification method. All securities available-for-sale were sold in 2003. At December 31, 2002, all investments were classified as available for sale and the unrealized loss on securities available for sale was reflected in the stockholders' equity section of the balance sheet.

Other comprehensive loss - Consist of unrealized gains or losses on securities available-for-sale.

Accounts/commission receivable - The company's receivables consist primarily of underwriting charges and distribution fees from the sale/distribution of shares of Integrity Mutual Funds. Because of the Company's affiliation with Integrity Mutual Funds, management believes that all receivables are collectable. No allowance for doubtful accounts has been recorded. The company does not charge interest on its receivables.

Commissions Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Deferred sales commissions - Sales commission paid to brokers and dealers in connection with the sale of shares of Integrity Mutual Funds sold without a front-end sales charge(B Shares), are capitalized and amortized on a straight line basis over a period not exceeding eight years, which approximates the period of time during which deferred sales commissions are expected to be recovered from distribution plan payments received from various Integrity Mutual Funds and potential contingent deferred sales charges received from shareholders of the Integrity Mutual Funds.

NOTE 1 - *(CONTINUED)*

Contingent deferred sales charges received by the Company are recorded as a reduction of unamortized deferred sales commissions. In accordance with Statement of Position 98-5, the commissions paid for the sale of Integrity Fund of Funds, Inc.'s shares are expensed as incurred. The contingent deferred sales charges from early redemption's from the Integrity Fund of Funds, Inc. are recorded as revenue.

Income taxes - The Company is included in the consolidation income tax returns filed by the Parent. The income tax provision (benefit) consists of 39.2% of the Company's pre tax book earnings (loss).

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - **RULE 15c3-3**

The Company operates under the provision of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule.

NOTE 3 - **CONCENTRATIONS**

The Company receives a majority of its revenues from the Integrity Mutual Funds. Therefore, the Company is economically dependent upon the operating results of these funds. In addition, three of the funds are state specific municipal bond funds.

NOTE 4 - **SECURITIES AVAILABLE FOR SALE**

Details of the cost and fair value for securities available-for-sale as of December 31, 2003 and 2002 are as follows:

Equity securities	2003	2002
Cost	$ 0	$ 106,332
Gross unrealized losses	0	(25,109)
Fair Value	$ 0	$ 81,224

This investment was sold in 2003 for a realized loss of $12,786.

NOTE 5 - **INCOME TAXES**

The company's income tax (expense) benefit included in the statements of operations is as follows:

	2003	2002 (Restated)
Federal	$ 77,700	$ 150,000
State	12,300	23,000
Total Benefit	$ 90,000	$ 173,000

A reconciliation of the difference between the expected income tax expense as computed at the U.S. Statutory income tax rate and the Company's income tax expense is shown in the following table:

	2003	2002 (Restated)
Expected income tax (expense) benefit at the U.S. Statutory rate	$ 77,700	$ 150,000
The affect of:		
Increase due to state taxes, net of U.S. Federal income tax effects	12,300	23,000
Income tax (expense) benefit	$ 90,000	$ 173,000

NOTE 6 - **RELATED PARTY TRANSACTIONS**

As underwriter for Integrity Mutual Funds, the transactions between ND Capital, Inc. and Integrity Mutual Funds are summarized below:

	2003	2002
Commission and other fee income from funds	$ 451,126	$ 685,881
Year end receivables	$ 53,439	$ 42,808

NOTE 7 - **ADVERTISING COSTS**

Advertising costs are expensed as incurred. Total advertising expense was $18,034 and $22,446 for the years ended December 31, 2003 and 2002, respectively.

NOTE 8 - **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003 the Company had net capital of $286,917 which was $261,917 in excess of its minimum required net capital of $25,000. The Company's net capital ratio was .05 to 1.

NOTE 9 - **RESTATEMENT**

The Company's 2002 statements of operations, cash flows and stockholder's equity have been restated. The restatements have no effect on the Company's total net stockholder's equity as of December 31, 2002. The reclassifications are for comparative purposes to conform with the presentation in the 2003 financial statements. The reclassifications are summarized below:

	Previously Reported	Restated	Difference
Total Expenses	$ 880,706	$ 1,152,880	$ 272,174
Income Tax Benefit	(66,000)	(173,000)	(107,000)
Dividends to Parent Company	575,615	410,441	(165,174)
Net Effect on Stockholder Equity	$ 1,390,321	$ 1,390,321	$ 0 (1)

(1) reclassifications consisted of eliminating the expenses absorbed by the parent company and a reduction of the dividends paid to the parent company.

SUPPLEMENTARY INFORMATION

ND CAPITAL, INC.
(A WHOLLY-OWNED SUBSIDIARY OF INTEGRITY MUTUAL FUNDS, INC.)
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
AS OF DECEMBER 31, 2003 AND 2002

	2003	2002
NET CAPITAL		
Total stockholders' equity	$ 1,073,904	$ 1,412,043
Less non-allowable assets:		
Deferred sales commissions	(727,886)	(1,159,166)
Haircuts on securities	(5,662)	(14,632)
Accounts/Commission receivables	(53,439)	(26,829)
Net capital	$ 286,917	$ 211,416
AGGREGATE INDEBTEDNESS		
Commissions and fees payable	$ 15,653	$ 19,089
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital requirements[1]	$ 25,000	$ 25,000
Excess net capital at 1500%[2]	$ 285,873	$ 210,144
Excess net capital at 1000%[2]	$ 285,352	$ 209,507
Ratio: Aggregate indebtedness to net capital	.05 to 1	.09 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$ 286,917	$ 211,416
Net audit adjustments to allowable assets	0	0
Net capital per above	$ 286,917	$ 211,416

1. Minimum net capital requirements for the Company are the greater of 6 2/3% of aggregate indebtedness or $25,000.

2. Excess net capital figures at 1500% and 1000% are based on calculated minimum net capital requirements of:

	2003	2002
1500%	$ 1,044	$ 1,272
1000%	$ 1,565	$ 1,909

ND CAPITAL, INC.
(A WHOLLY-OWNED SUBSIDIARY OF INTEGRITY MUTUAL FUNDS, INC.)
CLAIM OF EXEMPTION FROM RULE 15c3-3

The Company claims exemption from Rule 15c3-3 under Section 15c3-3(k)(2)(ii) which states that all customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore a schedule showing the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and the Schedule of Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are not required.

BRADY
MARTZ
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 FOR A BROKER - DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
ND Capital, Inc.
Minot, North Dakota

In planning and performing our audits of the financial statements and supplemental schedule of ND Capital, Inc. (the Company) for the years ended December 31, 2003 and 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal ~~Reserve~~ Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

BRADY, MARTZ & ASSOCIATES, P.C.
24 West Central P.O. Box 848
Minot, ND 58702-0848 (701) 852-0196 • Fax (701) 839-5452
OTHER OFFICES: Grand Forks, ND Bismarck, ND Thief River Falls, MN

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL REQUIRED
BY RULE 17a-5 FOR A BROKER - DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3 *(CONTINUED)*

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 and 2002 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended and should not be used by anyone other than these specified parties.

Brady, Martz + Associates

BRADY, MARTZ & ASSOCIATES, P.C.

February 17, 2004